Exhibit 10.3

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is entered into as of September 5, 2003 among (i) SIERRA HEALTH SERVICES, INC., a Nevada corporation (the "Borrower"), (ii) the subsidiaries of the Borrower identified as Guarantors on the signature pages hereto, (iii) the Lenders identified on the signature pages hereto and (iv) BANK OF AMERICA, N.A., as Administrative Agent (the "Administrative Agent"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

RECITALS

A. A Credit Agreement dated as of March 3, 2003 (the "Credit Agreement") has been entered into by and among the Borrower, the Guarantors party thereto (the "Guarantors"), the financial institutions party thereto (the "Lenders") and the Administrative Agent.

B. The Borrower and the Required Lenders have agreed to an amendment of the terms of the Credit Agreement as set forth below.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendments to Credit Agreement.

(a)	Amendment to Section 1.1. The following shall be added as a new definition:

"Convertible Bond Repurchase" has the meaning set forth in Section 8.12.

(b)	Amendment to Article VI. The following is added as a new Section 6.29 of the Credit Agreement:

**"6.29	Tax Shelter Regulations**.

The Borrower does not intend to treat the Loans and/or Letters of Credit and related transactions as being a "reportable transaction" (within the meaning of Treasury Regulation Section 1.6011-4). In the event the Borrower determines to take any action inconsistent with such intention, it will promptly notify the Administrative Agent thereof. If the Borrower so notifies the Administrative Agent, the Borrower acknowledges that one or more of the Lenders may treat its Revolving Loans and/or its interest in Letters of Credit as part of a transaction

that is subject to Treasury Regulation Section 301.6112-1, and such Lender or Lenders, as applicable, will maintain the lists and other records required by such Treasury Regulation."

(c)   Amendments to Section 7.02. Section 7.02 of the Credit Agreement is hereby amended as follows:

(i) Section 7.02(i) is hereby amended by deleting the final "and".

(ii) Section 7.02(j) is hereby amended by deleting the final "." and inserting "; and".

(iii) The following shall be inserted as a new subsection (k) thereof:

"(k)   promptly after the Borrower has notified the Administrative Agent of any intention by the Borrower to treat the Loans and/or Letters of Credit and related transactions as being a "reportable transaction" (within the meaning of Treasury Regulation Section 1.6011-4), a duly completed copy of IRS Form 8886 or any successor form."

(d)   Amendments to Section 8.06. Section 8.06 of the Credit Agreement is hereby amended as follows:

(i) Section 8.06(c) is hereby deleted in its entirety and replaced with the following:

"(c)   the Borrower may purchase for cash or otherwise accept (directly or indirectly) shares of its Capital Stock or other assets from its officers or employees in an amount necessary and sufficient to repay or otherwise satisfy any Indebtedness (together with any tax liability associated with such Indebtedness) owed to the Borrower by any such officer or employee;"

(ii) Clause (y) of Section 8.06(e) is hereby deleted in its entirety and replaced with the following:

"(y) the aggregate amount paid to make such Restricted Payment, together with the aggregate amount paid to make all other Restricted Payments pursuant to this Section 8.06(e) and Convertible Bond Repurchases pursuant to Section 8.12 during the same fiscal year (or such other applicable period set forth below), shall not exceed:"

(iii) Section 8.06(e)(i) is hereby amended by deleting the proviso in its entirety and replacing it with the following:

"provided, however, such annual limitation shall be replaced with (A) $40,000,000 for the period from January 1, 2003 to September 5, 2003 and (B) $60,000,000 for the period from September 5, 2003 through and including December 31, 2004, in each case if, after giving effect to any such Restricted Payment made during such period, there shall be at least $15,000,000 of remaining availability existing under the Aggregate Commitments,"

(iv)   Section 8.06(e)(ii) is hereby amended by adding the following proviso immediately before the final "or":

"provided, however, such annual limitation shall be replaced with $20,000,000 for the period from September 5, 2003 through and including December 31, 2004 if, after giving effect to any such Restricted Payment made during such period, there shall be at least $15,000,000 of remaining availability existing under the Aggregate Commitments,"

(e)   Amendment to Section 8.10. Section 8.10 of the Credit Agreement is hereby amended by deleting the "." and replacing it with the following:

", except to the extent such proceeds will not be used in violation of Regulation U of the FRB."

(f)   Amendment to Section 8.12. Section 8.12(b) of the Credit Agreement is hereby amended by deleting the language in clauses (x) through (z) (i.e., the language beginning with "(x) obligations" and continuing through and including "$10,000,000 during the term of this Agreement") in its entirety and replacing it with the following:

"(w) obligations under the CII Senior Debenture Indenture and the CII Senior Debentures, (x) the Kaiser Note, (y) other Indebtedness (but excluding any Convertible Bond Repurchase) in an aggregate amount not to exceed $10,000,000 during the term of this Agreement and (z) cash payments made to purchase, redeem or repurchase the Convertible Bonds (each such purchase, redemption or repurchase being referred to herein as a "Convertible Bond Repurchase") so long as, at the time of any such Convertible Bond Repurchase, the aggregate amount paid to make such Convertible Bond Repurchase, together with all Restricted Payments made during the same fiscal year (or such other applicable period set forth below) pursuant to Section 8.06(e), shall not exceed:

(I) if the Consolidated Leverage Ratio would be less than or equal to 1.50 to 1.00 upon giving effect to such Convertible Bond Repurchase (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate), $25,000,000; provided, however, such amount shall be replaced with $60,000,000 for the period from September 5, 2003 through and including December 31, 2004,

(II) if the Consolidated Leverage Ratio would be greater than 1.50 to 1.00 but less than or equal to 2.00 to 1.00 upon giving effect to such Convertible Bond Repurchase (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis (as demonstrated by delivery to the Administrative Agent of a Pro Forma Compliance Certificate), $10,000,000; provided, however, such amount shall be replaced with $20,000,000 for the period beginning September 5, 2003 through and including December 31, 2004, or

(III) if the Consolidated Leverage Ratio would be greater than 2.00 to 1.00 upon giving effect to such Convertible Bond Repurchase (as well as to any Indebtedness incurred in connection therewith) on a Pro Forma Basis, $0,"

(g)   Amendment to Section 11.08. Section 11.08 of the Credit Agreement is hereby amended by inserting the following at the end of such section:

"Neither the Administrative Agent nor any Lender intends to treat the Loans, Letters of Credit or any related transactions as being a "reportable transaction" (within the meaning of Treasury Regulation Section 1.6011-4). In the event the Administrative Agent or any Lender determines to take any action inconsistent with such intention, it will promptly notify the Borrower and the Administrative Agent thereof. If such party so notifies the Borrower and the Administrative Agent, such party acknowledges that the Borrower may treat the Loans and Letters of Credit as part of a transaction that is subject to Treasury Regulation Section 301.6112-1, and the Borrower will maintain the lists and other records required by such Treasury Regulation. Promptly after the Administrative Agent or any Lender has notified the Borrower and the Administrative Agent of any intention by the Administrative Agent or such Lender to treat the Loans, Letters of Credit and related transactions as being a "reportable transaction" (within the meaning of Treasury Regulation Section 1.6011-4), the Administrative Agent or such Lender shall deliver to the Borrower and the Administrative Agent a duly completed copy of IRS Form 8886 or any successor form."

2.   Conditions Precedent to Effectiveness. The amendments to the Credit Agreement set forth herein shall be deemed effective as of the date hereof (the "First Amendment Effective Date") when (and only when) each of the following conditions precedent has been satisfied:

(a)   The Administrative Agent shall have received from the Loan Parties and the Required Lenders duly executed counterparts of this Amendment.

(b)   The representations and warranties contained in Sections 3 and 5 of this Amendment shall be true and correct in all material respects on and as of the First Amendment Effective Date with the same effect as if made on and as of such date.

(c)   The Administrative Agent shall have received, on behalf of each Lender that executes this Amendment, an amendment fee equal to 5.0 basis points multiplied by the aggregate Commitments of the Lenders executing this Amendment, such fee being for the account of each such Lender pro rata according to such Lender's Commitment.

3.   Representations and Warranties. Each Loan Party hereby represents and warrants to the Administrative Agent and the Lenders that, upon giving effect to this Amendment (a) no Default or Event of Default exists and (b) all of the representations and warranties set forth in the Loan Documents are true and correct in all material respects as of the First Amendment Effective Date (except for those that expressly state that they are made as of an earlier date, in which case they shall be true and correct as of such earlier date).

4.   Ratification of Credit Agreement. Except as expressly modified and amended in this Amendment, all of the terms, provisions and conditions of the Loan Documents shall remain unchanged and in full force and effect. The term "this Agreement" or "Credit Agreement" and all similar references as used in each of the Loan Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as herein specifically agreed, the Credit Agreement is hereby ratified and confirmed and shall remain in full force and effect according to its terms.

5.   Authority/Enforceability. Each of the Loan Parties hereto represents and warrants as follows:

(a)   It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b)   This Amendment has been duly executed and delivered by such Person and constitutes such Person's legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c)   No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment. The execution, delivery and performance by such Person of this Amendment do not and will not conflict with, result in a breach of or constitute a default under the articles of incorporation, bylaws or other organizational documents of any Loan Party or any of its Subsidiaries or any indenture or other material agreement or instrument to which such Person is a party or by which any of its properties may be bound or the approval of any Governmental Authority relating to such Person except as could not reasonably be expected to have a Material Adverse Effect.

6.   Expenses. The Borrower agrees to pay all reasonable costs and expenses in connection with the preparation, execution and delivery of this Amendment, including without

limitation the reasonable fees and expenses of Moore & Van Allen PLLC, special counsel to the Administrative Agent.

7.   Counterparts/Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts by telecopy shall be effective as an original.

8.   GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

9.   Entirety. This Amendment and the other Loan Documents embody the entire agreement between the parties and supersede all prior agreements and understandings, if any, relating to the subject matter hereof. These Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no oral agreements between the parties.

10.   Acknowledgment of Guarantors. The Guarantors acknowledge and consent to all of the terms and conditions of this Amendment and agree that this Amendment and any documents executed in connection herewith do not operate to reduce or discharge the Guarantors' obligations under the Credit Agreement or the other Loan Documents.

11.   Affirmation of Liens. Each Loan Party affirms the liens and security interests created and granted by it in the Loan Documents (including, but not limited to, the Security Agreement) and agrees that this Amendment shall in no manner adversely affect or impair such liens and security interests.

[Signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment, to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

BORROWER: **SIERRA HEALTH SERVICES, INC.**

By:_____
Name:
Title:

GUARANTORS: **BEHAVIORAL HEALTHCARE OPTIONS, INC.**

By:_____
Name:
Title:

CII FINANCIAL, INC.

By:_____
Name:
Title:

FAMILY HEALTHCARE SERVICES

By:_____
Name:
Title:

FAMILY HOME HOSPICE, INC.

By:_____
Name:
Title:

NEVADA ADMINISTRATORS, INC.

By:_____
Name:
Title:

SIERRA HEALTH HOLDINGS, INC.

By:_____
Name:
Title:

SIERRA HEALTH-CARE OPTIONS, INC.

By:_____
Name:
Title:

SIERRA HOME MEDICAL PRODUCTS, INC.

By:_____
Name:
Title:

SOUTHWEST MEDICAL ASSOCIATES, INC.

By:_____
Name:
Title:

SOUTHWEST REALTY, INC.

By:_____
Name:
Title:

SIERRA FINANCIAL AGENCY, INC.

By:_____
Name:
Title:

ADMINISTRATIVE
AGENT: **BANK OF AMERICA, N.A.**, in its capacity
as Administrative Agent

By:_____
Name:_____
Title:_____

LENDERS: **BANK OF AMERICA, N.A**.,
                     as a Lender and L/C Issuer

                     By:_____
                     Name:_____
                     Title:_____

U.S. BANK NATIONAL ASSOCIATION

By: _____

Name: _____

Title: _____

CREDIT LYONNAIS NEW YORK BRANCH

By:‎_____

Name:‎_____

Title:‎_____